Exhibit 17.1

1311 S.W. 97th Avenue Pembroke Pines, FL 33025 September 30, 2008

Mr. Alfred R. Camner

Chairman

Chief Executive Officer

BankUnited

255 Alhambra Circle, PH Floor

Coral Gables, Florida 33134

Dear Mr. Camner:

As a result of several issues that developed following my recent surgery, regretfully, I have decided to relinquish some of my community obligations. Consequently, I am requesting that you accept this as my official letter of resignation from the Board of Directors of BankUnited, to be effective December 1, 2008.

I want to thank you and the entire BankUnited organization for the wonderful experience I had during my tenure as a member of the Board of Directors. I wish you and the bank every success in the future.

Sincerely,

/s/ Albert E. Smith
Albert E. Smith